Exhibit 99.1

TD Bank Group Announces Redemption of Class A First Preferred Shares, Series O

TORONTO – September 18, 2014 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it will exercise its right to redeem all of its 17 million outstanding Class A First Preferred Shares, Series O (the “Series O Shares”) on October 31, 2014 at the price per share of $25.00, for an aggregate total of approximately $425 million.

On August 28, 2014, the Board of Directors of TD declared quarterly dividends of $0.303125 per Series O Share. These will be the final dividends on the Series O Shares and will be paid in the usual manner on October 31, 2014 to shareholders of record on October 8, 2014, as previously announced. After October 31, 2014, the Series O Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount.

Beneficial holders who are not directly the registered holder of Series O Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Instructions with respect to receipt of the redemption amount will be set out in the Letter of Transmittal to be mailed to registered holders of the Series O Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CST Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8.8 million active online and mobile customers. TD had $922 billion in assets on July 31, 2014. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Crystal Jongeward

Manager, Corporate Communications

416-308-1746